Exhibit 99.1
Pacific Drilling Rescinds Pacific Zonda Construction Contract
LUXEMBOURG (October 29, 2015) - Pacific Drilling S.A. (NYSE: PACD) today announced that it has exercised its right to rescind the construction contract for ultra-deepwater drillship Pacific Zonda due to the failure by Samsung Heavy Industries (SHI) to timely deliver a vessel that substantially meets the criteria required for completion of the vessel in accordance with the construction contract and its specifications. Pacific Drilling made advance payments totaling approximately $181.1 million under the contract, and will be seeking a refund of the installment payments.
About Pacific Drilling
With its best-in-class drillships and highly experienced team, Pacific Drilling is committed to becoming the industry’s preferred high-specification, floating-rig drilling contractor. Pacific Drilling’s fleet of seven drillships represents one of the youngest and most technologically advanced fleets in the world. For more information about Pacific Drilling, including our current Fleet Status, please visit our website at www.pacificdrilling.com.

Investor Contact:	Johannes (John) P. Boots
Pacific Drilling SA
352 27 85 81 39

Media Contact:	Amy Roddy
Pacific Drilling Services Inc.
1 832 255 0502

Investor@pacificdrilling.com